Interim Consolidated Financial Statements of

Mala Noche Resources Corp.

First Quarter Ended March 31, 2010 (Unaudited)

Mala Noche Resources Corp.
March 31, 2010

Mala Noche Resources Corp.
Consolidated Statements of Operations and Comprehensive Loss
For the three months ended March 31
(In Canadian dollars - unaudited)

	2010	2009
	$	$

Expenses
Management fees	54,000	21,000
Professional fees	39,402	13,697
Office	33,021	-
Travel, meals and entertainment	27,711	-
Amortization	9,430	8,830
Regulatory, transfer agent and filing fees	8,004	12,088
Administration and miscellaneous	7,717	20,337
Loss from expenses	(179,285)	(75,952)

Other income (expenses)

Other income (expenses)	4,880	(71,187)
Foreign exchange loss	(108)	(5,338)
Interest expense	(74)	(87)

Net loss and comprehensive loss	(174,587)	(152,564)

Basic and diluted loss per share	(0.00)	(0.01)

Weighted average number of common shares outstanding - basic and diluted	59,801,989	27,657,866

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Mala Noche Resources Corp.
Consolidated balance sheets
(In Canadian dollars - unaudited)

	March 31, 2010	December 31, 2009
	$	$
Assets
Current assets
Cash	1,027,132	1,065,699
Receivables	101,049	165,041
Prepaid expenses	35,743	36,003
	1,163,924	1,266,743
Mineral interests (Note 4)	1,664,160	1,663,056
	2,828,084	2,929,799
Liabilities
Current liabilities
Accounts payable and accrued liabilities	143,550	177,344

Shareholders' equity
Share capital (Note 5)	3,172,740	3,001,300
Warrants (Note 5)	772,968	837,742
Contributed surplus (Note 5)	637,009	637,009
Deficit	(1,898,183)	(1,723,596)
	2,684,534	2,752,455
	2,828,084	2,929,799
Nature and continuance of operations (Note 1)
Subsequent events (Note 7)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Mala Noche Resources Corp.
Consolidated Statement of Shareholders’ Equity
(In Canadian dollars - unaudited)

	Common shares		Subscriptions		Contributed
	Shares	Amount	Received	Warrants	Surplus	Deficit	Total
		$	$	$	$	$	$

Balance, December 31, 2008	24,580,783	1,739,718	180,000	-	594,390	(849,516)	1,664,592
Issuance of common shares (Note 5)	3,692,500	357,284	(180,000)	-	-	-	177,284
Net loss and comprehensive loss	-	-	-	-	-	(152,564)	(152,564)
Balance, March 31, 2009	28,273,283	2,097,002	-	-	594,390	(1,002,080)	1,689,312
Issuance of common shares (Note 5)	30,000,000	781,879	-	841,839	-	-	1,623,718
Exercise of warrants (Note 5)	150,000	19,097	-	(4,097)	-	-	15,000
Exercise of stock options (Note 5)	425,000	103,322	-	-	(39,572)	-	63,750
Stock-based compensation (Note 5)	-	-	-	-	82,191	-	82,191
Net loss and comprehensive loss	-	-	-	-	-	(721,516)	(721,516)
Balance, December 31, 2009	58,848,283	3,001,300	-	837,742	637,009	(1,723,596)	2,752,455
Exercise of warrants (Note 5)	1,125,000	171,440	-	(64,774)	-	-	106,666
Net loss and comprehensive loss	-	-	-	-	-	(174,587)	(174,587)
Balance, March 31, 2010	59,973,283	3,172,740	-	772,968	637,009	(1,898,183)	2,684,534

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Mala Noche Resources Corp.
Consolidated Statements of Cash Flows
For the three months ended March 31
(In Canadian dollars - unaudited)

	2010	2009
	$	$

Operating activities
Net loss	(174,587)	(152,564)
Items not involving cash
Amortization	9,430	8,830
Unrealized foreign exchange loss	108	5,338
Gain on sale of fixed assets	(384)	-
	(165,433)	(138,396)
Changes in non-cash working capital items:
Receivables	67,511	5,197
Prepaid expenses	287	5,265
Accounts payable and accrued liabilities	(36,314)	(62,507)
	(133,949)	(190,440)

Investing activities
Expenditures on mineral interests and equipment	(12,783)	(84,358)
Proceeds from sale of fixed assets	2,633	-
	(10,150)	(84,358)

Financing activities
Proceeds on issuance of common shares	-	189,250
Share issuance costs	-	(11,966)
Proceeds on exercise of warrants	106,666	-
	106,666	177,284
Effect of exchange rate changes on cash	(1,134)	(10)
Decrease in cash	(38,567)	(97,524)
Cash, beginning of period	1,065,699	259,228
Cash, end of period	1,027,132	161,704

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Three months ended March 31, 2010
(In Canadian dollars - unaudited)

1.	Nature and continuance of operations

Mala Noche Resources Corp. (the “Company”), formerly Apoka Capital Corporation (“Apoka”) was incorporated on November 26, 2007 under the Business Corporations Act (British Columbia). Apoka was a Capital Pool Company pursuant to the policies of the TSX Venture Exchange (the “TSXV”). On October 29, 2008, Apoka completed its qualifying transaction (the “Qualifying Transaction”) with the acquisition of 100% of the outstanding shares of Mala Noche Resources Corp. (“MNR”), a private corporation engaged in the business of mineral exploration.

Concurrent with the completion of the Qualifying Transaction, Apoka changed its name to “Mala Noche Resources Corp.” and commenced trading on the TSXV on October 31, 2008 under the symbol “MLA”. The Company is a Tier 2 development stage corporation pursuant to the policies of the TSXV engaged in the business of acquiring, exploring, developing and ultimately attempting to achieve commercial production from mineral resource properties. The Company currently has one mineral interest, an option on the Ventanas property in Durango Province, Mexico, which is in the exploration stage (Note 4).

In November 2008, management decided to defer further exploration activities on the Ventanas property, given the uncertainty in the financial and capital markets. The Ventanas property has therefore been placed on care and maintenance, which requires minimal cash outlays during the period of deferral. In the meantime, the Company is pursuing other opportunities, in particular those involving less established companies that have producing or near producing precious metals assets.

The financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. There is substantial uncertainty of the Company’s ability to continue as a going concern given the past accumulated losses of $1,898,183 and the lack of financial resources to meet the Company’s commitments. The Company’s ability to continue on a going concern basis depends on its ability to successfully raise additional financing and ultimately achieve profitable operations. The Company has no regular cash inflows from its operating activities and does not have any revenues. Failure to realize additional funding, as required, could result in the further delay, indefinite postponement or abandonment of exploration and development of the Ventanas property. It could also inhibit the Company’s ability to find suitable acquisition opportunities or to complete an acquisition if one is found.

2.	Significant accounting policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2009. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at March 31, 2010 and results of its operations and cash flows for the three months then ended have been made. The interim results are not necessarily indicative of results for a full year.

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Three months ended March

2.	Significant accounting policies (continued)

These consolidated financial statements include the accounts of the Company and its wholly- owned Mexican subsidiary Mala Noche Resources, S.A. de C.V. All intercompany accounts and transactions have been eliminated.

3.	Changes in accounting policies and future accounting policies

(a) Changes in accounting policies

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaced CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).

Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these sections is permitted, provided all three sections are adopted at the same time. The Company has adopted these sections effective January 1, 2010 and expects that they will not have a material impact on its consolidated financial statements.

(b) Future accounting policies

On December 24, 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 175 – Multiple deliverable revenue arrangements (“EIC -175”). EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC-175 is applicable to revenue arrangements with multiple deliverables entered into or materially modified on or after January 1, 2011. Earlier adoption is permitted. EIC 175 will not impact the Company’s financial statements until the Company has revenue -generating operations.

In February 2008, the Canadian Accounting Standards Board confirmed that publicly-listed companies will adopt IFRS for interim and annual financial statements relating to fiscal years commencing on or after January 1, 2011. The transition to IFRS will require a restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. IFRS uses a conceptual framework similar to GAAP, but there are significant differences in recognition, measurement and disclosure requirements. The Company continues to evaluate the financial statement impact of transitioning from GAAP to IFRS.

4.	Mineral interests

On May 8, 2007, the Company entered into an option agreement as amended on August 7, 2008 (the “Agreement”) and further amended on April 6, 2010 (Note 7) with Desarrollos Mineros San Luis, S.A. de C.V. ("San Luis"), a Mexican corporation, to acquire up to a 70% interest in the Ventanas project (the “Property”), in the state of Durango, Mexico. The ultimate parent company of San Luis is Goldcorp Inc. The agreement with San Luis has two parts ("First Option" and "Second Option").

The First Option will enable the Company to acquire a 49% undivided interest in the Property by spending an aggregate amount of US $5,000,000 as follows:

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Three months ended March

4.	Mineral interests (continued)

	(a)	on or before May 8, 2011, the Company shall have incurred exploration expenses of an aggregate amount of US $2,500,000; and

	(b)	on or before May 8, 2012, the Company shall have incurred exploration expenses of US$5,000,000, including the amounts in (a).

The Second Option will enable the Company to acquire an additional 21% undivided interest in the Property by spending an additional aggregate amount of US$3,000,000 as follows:

(c)	on or before the first anniversary of the having earned the First Option, the Company shall have incurred additional exploration expenses of an aggregate amount of US$1,500,000; and

(d)	on or before the second anniversary of having earned the First Option, the Company shall have incurred additional exploration expenses of US$3,000,000, including the amounts in (c).

If the Company exercises the Second Option, for a period of 90 days following the date of exercise of the Second Option, San Luis shall have the right to acquire from the Company an undivided 30% beneficial interest in the Property, such that San Luis will thereafter have an undivided 60% beneficial interest in the Property and the Company will have an undivided 40% beneficial interest in the Property, by paying the Company an amount equal to US$16,000,000 less the amount of all maintenance costs paid by San Luis during the period of the First Option and Second Option.

	March 31, 2010			December 31, 2009
	Cost	Accumulated	Net book	Cost	Accumulated	Net book
		amortization	value		amortization	value
	$	$	$	$	$	$

Mineral property	1,494,288	-	1,494,288	1,481,505	-	1,481,505

Vehicles and equipment	231,290	(61,418)	169,872	233,923	(52,372)	181,551

	1,725,578	(61,418)	1,664,160	1,715,428	(52,372)	1,663,056

All mineral interest costs qualify as exploration expenses under the Agreement. As at March 31, 2010, the Company had incurred the equivalent of US$1,603,890 in aggregate exploration expenses, leaving a minimum of US $896,110 to be incurred by May 8, 2011 to maintain the First Option in good standing.

5.	Share capital

	(a)	Common shares and preference shares

Authorized

		i)	Unlimited common shares without par value

		ii)	Unlimited preferred shares, issuable in series with special rights and restrictions attached

Issued and fully paid

59,973,283 common shares

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Three months ended March

5.	Share capital (continued)

	(a)	Common shares and preference shares (continued)

Share issuances

i)

In January and February 2010, the Company issued 1,125,000 common shares pursuant to the exercise of 833,333 share purchase warrants with an exercise price of $0.10 per warrant, and 291,667 agents’ warrants with an exercise price of $0.08 per warrant, for aggregate proceeds of $106,666.

ii)

On July 2, 2009, the Company closed a brokered private placement of 30,000,000 Units at a price of $0.06 per Unit for gross proceeds of $1,800,000. Each Unit comprised one common share of the Company and one-half of one share purchase warrant. A full warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.10 per share until July 2, 2011. A portion of the gross proceeds was allocated to the warrants based on their relative fair value, which was estimated at $454,206 ($0.03 per warrant). The broker received 3,000,000 agent’s warrants, each of which entitles the holder to purchase one common share of the Company at an exercise price of $0.08 per share until July 2, 2011. The fair value of the agent’s warrants was estimated at $ 432,115 ($0.14 per warrant) and allocated to share issue costs. Other costs of issuance of the Units were $176,283, of which $44,482 was allocated to the Unit holders’ warrants. The fair value of the Unit holders’ and agent’s warrants was estimated using the Black–Scholes option pricing model with the following assumptions:

Expected life of the warrants	2 years
Risk free interest rate	1.24%
Volatility	97.17%
Dividend yield	0%

Directors and officers of the Company, including entities controlled by them, purchased an aggregate of 2,799,999 Units.

iii)

On January 15, 2009, the Company closed a private placement of 3,692,500 common shares at a price of $0.10 per share for gross proceeds of $369,250. The cost of issuance of these shares was $11,965. Of the total amount received, $180,000 had been received as share subscriptions prior to December 31, 2008. Directors and officers of the Company, including entities controlled by them, purchased an aggregate of 2,142,500 common shares

Escrow agreements

As at March 31, 2010, an aggregate of 7,311,666 common shares remain in escrow pursuant to the following agreements:

i)

3,000,000 common shares that were originally issued by Apoka were subject to an escrow agreement dated May 26, 2008, pursuant to which, 10% would be released upon completion of the Qualifying Transaction, and 15% every six months thereafter. As March 31, 2010, 1,800,000 of these shares remain in escrow.

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Three months ended March

5.	Share capital (continued)

	(a)	Common shares and preference shares (continued)

Escrow agreements (continued)

ii)

All of the 760,049 common shares issued on September 17, 2007 at a price of $0.01 per share, 2,234,284 of the shares issued through the non- brokered private placement of September 21, 2007 at a price of $0.05 per share, and 3,895,250 of the common shares issued on July 17, 2008 at a price of $0.10 per share, were issued to directors and officers of the Company. These shares are subject to an escrow agreement pursuant to which the shares will be released from escrow in six month intervals, with 5% of the aggregate amount released on October 29, 2008 and April 29, 2009; 10% released on October 29, 2009 and April 29, 2010; 15% released on October 29, 2010 and April 29, 2011; and the remaining 40% on October 29, 2011. This escrow agreement was subject to the TSXV bulletin dated November 3, 2008, temporary relief measures, permitting accelerating the release from escrow to follow the same calendar as a Tier 1 company. As at March 31, 2010, 5,511,666 of these shares remain in escrow.

iii)

The remaining 7,425,000 common shares issued on July 17, 2008 at a price of $0.10 per share, were subject to escrow, with 20% released on October 29, 2008, and 20% every month thereafter. As at March 31, 2010, these shares have been fully released from escrow.

(b)	Stock options

On October 21, 2008, the Board of Directors of the Company adopted a stock option incentive plan (the “2008 Plan”) which has a fixed reserve equal to 20% of the Company’s issued share capital on completion of the Qualifying Transaction (4,916,157 common shares). The 2008 Plan was approved by shareholders at a special meeting held on November 3, 2008 and replaced the Company’s prior 10% rolling stock option plan.

Stock options granted pursuant to the 2008 Plan will terminate within 90 days of the option holder ceasing to act as a director, officer, employee or consultant of the Company or any of its affiliates, unless such cessation is on account of death, disability or termination of employment with cause. If such cessation is on account of disability or death, the stock options terminate on the first anniversary of such cessation, and if it is on account of termination of employment with cause, the stock options terminate immediately. The 2008 Plan also provides for adjustments to outstanding stock options in the event of any consolidation, subdivision, conversion or exchange of the Company’s shares. All stock options granted under the 2008 Plan are non-assignable and non-transferrable.

On July 9, 2009, the Company’s board of directors amended the 2008 Plan to increase the number of common shares reserved for issuance thereunder from 4,916,157 to 11,654,657, representing 20% of the issued common shares after the July 2, 2009 private placement, and further, to extend the maximum term of options from five to ten years in accordance with the recently revised policies of the TSXV. This amendment is subject to shareholder approval.

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Three months ended March

5.	Share capital (continued)

	(b)	Stock options (continued)

Also on July 9, 2009, the Company granted an aggregate 6,400,000 incentive stock options to its directors, officers and consultants pursuant to the 2008 Plan, amended as described above, of which 900,000 were vested and exercisable on the date of grant for a term of five years to July 9, 2014, and 5,500,000 were subject to vesting provisions such that 40% vest on the date of grant and the balance vest as to 30% on each of July 9, 2010 and July 9, 2011, thereafter being vested and exercisable for a term of ten years to July 9, 2019. The options are exercisable at a price of $0.135 per share, which was the stock price on the date of grant. The 5,500,000 options subject to vesting provisions cannot be formally granted until amendments to the 2008 Plan have been approved by the Company’s shareholders and are deemed not granted until such approval is obtained. The value of these options will be determined when they are deemed granted.

The fair value of the 900,000 vested options was recorded as an expense and credited to contributed surplus, and calculated as $82,191 ($0.0913 per option), using the Black-Scholes option pricing model with the following assumptions:

Expected life of options	5 years
Risk free interest rate	2.42%
Volatility	84.65%
Dividend yield	0%

As at March 31, 2010, the following stock options were outstanding:

Amount	Exercise price	Expiry date
	($)
75,000	0.15	February 27, 2013
3,400,000	0.21	July 29, 2013
900,000	0.135	July 9, 2014
4,375,000

		Weighted
		average
	Number of	exercise
	options	price
		$

Outstanding at January 1, 2009	4,350,000	0.20
Granted	900,000	0.135
Forfeited	(450,000)	0.21
Exercised	(425,000)	0.15
Outstanding and exercisable at December 31, 2009 and March 31, 2010	4,375,000	0.19

In addition, stock options for 5,500,000 shares with an exercise price of $0.135 and expiry date of July 9, 2019 are subject to shareholder approval.

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Three months ended March

5.	Share capital (continued)

	(c)	Warrants

As at March 31, 2010, the following share purchase warrants were outstanding:

Amount	Exercise price ($)	Expiry date
200,000*	0.15	July 17, 2010
2,708,333*	0.08	July 2, 2011
14,016,667	0.10	July 2, 2011
16,925,000

* Agents’ warrants

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding at January 1, 2009	200,000	0.15
Granted	18,000,000	0.097
Exercised	(150,000)	0.10

Outstanding at December 31, 2009	18,050,000	0.097

Exercised	(1,125,000)	0.095

Outstanding and exercisable at March 31, 2010	16,925,000	0.097

6.	Segmented information

The Company operates in one segment, being mineral exploration. The Company’s mineral properties, vehicles and equipment are located in Mexico.

7.	Subsequent events

(a) On April 6, 2010, the Company and San Luis amended the option agreement on the Ventanas project to extend the term of the First Option by one year (Note 4).

(b) Subsequent to March 31, 2010, the Company issued 175,000 common shares pursuant to the exercise of 175,000 share purchase warrants with an exercise price of $0.10 per warrant, for proceeds of $17,500.